                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             National-Oilwell, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   637071 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison, First Reserve Corporation, 1801 California Suite 4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    9/18/98
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 2 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund V, Limited Partnership
    I.R.S. No.: 06-1295657
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          334,830
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    334,830
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     334,830
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 3 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund V-2, Limited Partnership
    I.R.S. No.: 06-635-1960
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          334,830
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    334,830
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     334,830
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 4 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VI, Limited Partnership
    I.R.S. No.: 06-1334650
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          7,700,834
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,700,834
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,700,834
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 5 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VII, Limited Partnership
    I.R.S. No.: 06-1457408
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          979,100
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    979,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     979,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 6 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VIII, LP
    I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          979,100
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    979,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     979,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 7 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VII, LP
    I.R.S. No.: 06-1520256
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          979,100
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    979,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     979,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 8 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VIII, LP
    I.R.S. No.: 06-1507318
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          979,100
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    979,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     979,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                         PAGE 9 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Corporation
    I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          10,328,694
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,328,694
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,328,694
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                        PAGE 10 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William E. Macaulay
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,333
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          10,328,694
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,333
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,328,694
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,330,027
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 637071 10 1                                        PAGE 11 OF 25 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Hill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          10,328,694
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,328,694
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,328,694
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of
National-Oilwell, Inc., a Delaware corporation ("National-Oilwell" or the "Company"). The principal executive offices of the Company are located at 5555 San Felipe, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2"), First Reserve Fund VI, Limited Partnership ("Fund VI"), First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Fund VIII, LP ("Fund VIII", and collectively, with Fund V, Fund V-2, Fund VI and Fund VII, the "Funds"), First Reserve GP VII, LP, ("GP VII"), First Reserve GP VIII, LP ("GP VIII"), First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill to report the acquisition by Fund VII and Fund VIII of Common Stock. GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively. First Reserve is the sole general partner of Fund V, Fund V-2, Fund VI, GP VII and GP VIII. The Funds, in the aggregate, directly own more than 5% of the issued and outstanding shares of Common Stock.

         The Funds are Delaware limited partnerships and their principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities.

         GP VII and GP VIII are Delaware limited partnerships which are the general partner of Fund VII and Fund VIII, respectively. First Reserve is a Delaware corporation and is the general partner of Fund V, Fund VI, Fund V-2, GP VII and GP VIII. The principal business of First Reserve is to provide investment management services to the Funds and to other investment funds managed by First Reserve.

                                                             PAGE 12 of 25 PAGES

         The principal business and office address of First Reserve, GP VII, GP VIII, each of the Funds, Mr. Macaulay and Mr. Hill (together, the "Reporting Persons") is 475 Steamboat Road, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds for the Funds' acquisition of beneficial ownership of the Common Stock is money contributed by limited and general partners for investment by the Funds. Except in relation to its partnership interest in the Funds, no funds were acquired directly by GP VII, GP VIII, or First Reserve for their indirect acquisition of beneficial ownership of the Common Stock.


                                                             PAGE 13 OF 25 PAGES

ITEM 4.    PURPOSE OF TRANSACTION.

         Prior to the company going public on October 28, 1996, Fund V, Fund V-2 and Fund VI owned 167,415, 167,415 and 3,850,417 shares of Common Stock, respectively. Due to a 2 for 1 stock split, Fund V, Fund V-2 and Fund VI now own 334,830, 334,830 and 7,700,834 shares of Common Stock, respectively. Fund V, Fund V-2, Fund VI and First Reserve filed a Schedule 13G on February 14, 1997. All shares of Common Stock acquired by the Funds, including the shares acquired by Fund VII and Fund VIII and disclosed in Item 5 of this Schedule 13D were acquired for investment purposes.

         The Funds intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to the shares of Common Stock owned by the Funds. Two officers of First Reserve (William E. Macaulay and Bruce M. Rothstein) currently serve as directors of the Company.

         The Funds and First Reserve intend to review on a continuing basis the Funds' investment in the Company and may or may not purchase additional shares, on the open market or otherwise, subject to: the price and availability of the Company's securities; subsequent developments affecting the energy market as a whole, the Company and the Company's business and prospects; other investment and business opportunities available to the Funds; general stock market and economic conditions; and other factors.


                                                             PAGE 14 OF 25 PAGES

         Fund VII and Fund VIII each filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the United States Department of Justice stating an intention to purchase at least $15 million of the Company's Common Stock. Fund VIII's filing further stated that it may, upon consultation with the Company and depending upon market conditions, purchase over 15% of the outstanding shares of the Company's Common Stock. First Reserve and the Funds do not have any commitment to make those purchases and may, based on any of the factors listed above, decide not to make such additional purchases. First Reserve and the Funds may also decide to dispose of Company securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 25, 1998, the Funds beneficially owned an aggregate of 10,328,694 shares of Common Stock, constituting approximately 19.5% of the 52,996,785 shares of Common Stock outstanding as of August 12, 1998 as reported by the Company.

         GP VII and GP VIII as the general partner of Fund VII and Fund VIII may be deemed to beneficially own the shares of Common Stock owned by those respective Funds. First Reserve as the general partner of Fund V, Fund V-2, Fund VI, GP VII and GP VIII may be deemed to beneficially own all shares of Common Stock owned by the Funds. Mr. Macaulay and Mr. Hill may be deemed to share beneficial ownership of the shares beneficially owned by the Funds as a result of their ownership of and control over First Reserve. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares. Except as set forth otherwise in this Schedule 13D, neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Macaulay or Mr. Hill is the


                                                             PAGE 15 OF 25 PAGES
beneficial owner of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         The number and percentage of shares of Common Stock beneficially owned by each Reporting Person are as follows:

                                                                                            Percentage of Shares
                                                                                              of Common Stock
                                                                                              Outstanding on
                                                                     Shares                   August 12, 1998
                                                                     ------                 --------------------

Fund V                                                              334,830                           .6%

Fund V-2                                                            334,830                           .6%

Fund VI                                                           7,700,834                         14.5%

Fund VII                                                            979,100                          1.9%

Fund VIII                                                           979,100                          1.9%

GP VII (through Fund VII)                                           979,100                          1.9%

GP VIII (through Fund VIII)                                         979,100                          1.9%

First Reserve (through the Funds)                                10,328,694                          19.5%

William E. Macaulay*                                             10,330,027                          19.5%

John A. Hill*                                                    10,328,694                          19.5%

* 10,328,694 of the shares reported as beneficially owned by Mr. Macaulay and all of the shares reported as beneficially owned by Mr. Hill are directly owned by the Funds. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares.


         (b) Each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII and GP VIII, in their roles as general partners of Fund VII and Fund VIII, respectively, and First Reserve, in its role as general partner Fund V, Fund V-2 and Fund VI, and of GP VII and GP VIII, share with each Fund the power to cause each Fund to dispose of


                                                             PAGE 16 OF 25 PAGES
or vote the shares of Common Stock directly held by such Fund. As a result of their positions with and ownership interest in First Reserve, Mr. Macaulay and Mr. Hill may be deemed to have shared power to direct the voting and disposition of all 10,328,694 shares of Common Stock held directly by the Funds. Mr. Macaulay also owns options to purchase 1,333 shares of Common Stock and has sole voting and dispositive power over these shares.

         (c) The following routine brokerage transactions have been made by the Reporting Persons in the previous 60 days:

                  (1)      Purchases by Fund VII:

                                                                                          DOLLAR AMOUNT
TRADE DATE                    SHARES                        PRICE PER SHARE                OF PURCHASE
----------                    ------                        ---------------               -------------
9/3/98                          25,000                      $  9.0938                    $   227,345.00

9/4/98                          12,250                          9.25                         113,312.50

9/9/98                         111,350                         10.3660                     1,154,254.10

9/10/98                            500                         10.3125                         5,156.25

9/14/98                         97,100                         12.1250                     1,177,337.50

9/15/98                         76,950                         12.6931                       976,734.05

9/17/98                         90,800                         12.5000                     1,135,000.00

9/18/98 **                     250,000                         12.4983                     3,124,575.00

9/22/98                        164,000                         11.8415                     1,942,006.00


                                                             PAGE 17 OF 25 PAGES

                                                                                          DOLLAR AMOUNT
TRADE DATE                    SHARES                        PRICE PER SHARE                OF PURCHASE
----------                    ------                        ---------------               -------------
9/23/98                         72,650                         12.2037                       886,598.81

9/24/98                         78,500                         12.0096                       942,753.60

Total Purchases in the
past 60 days

                  (2)      Purchases by Fund VIII:

                                                                                          DOLLAR AMOUNT
TRADE DATE                    SHARES                        PRICE PER SHARE                OF PURCHASE
----------                    ------                        ---------------               -------------
9/3/98                         25,000                      $  9.0938                    $   227,345.00

9/4/98                         12,250                         9.25                          113,312.50

9/9/98                        111,350                        10.3660                      1,154,254.10

9/10/98                           500                        10.3125                          5,156.25

9/14/98                        97,100                        12.1250                      1,177,337.50

9/15/98                        76,950                        12.6931                        976,734.05

9/17/98                        90,800                        12.5000                      1,135,000.00

9/18/98 **                    250,000                        12.4983                      3,124,575.00

9/22/98                       164,000                        11.8415                      1,942,006.00

9/23/98                        72,650                        12.2037                        886,598.81


                                                             PAGE 18 OF 25 PAGES

                                                                                          DOLLAR AMOUNT
TRADE DATE                    SHARES                        PRICE PER SHARE                OF PURCHASE
----------                    ------                        ---------------               -------------
9/24/98                        78,500                        12.0096                        942,753.60

Total purchases in the
past 60 days

         ** With the transactions on this date the Reporting Persons crossed the 2% threshold for acquisitions within the preceding 12 months and became subject to reporting under Section 13(d) of the Securities and Exchange Act.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

         A Joint Filing Agreement dated September 28, 1998, by and between the Funds, GP VII, GP VIII, First Reserve, William E. Macaulay and John A. Hill, has been executed by the Reporting Persons. A copy of that Agreement is attached hereto as Exhibit A and incorporated herein by reference. In addition, Fund V, Fund V-2, and Fund VI are parties to a Stockholders Agreement, dated January 16, 1996, by and among the Company, such Funds and other stockholders, pursuant to which such Funds have certain registration rights with respect to the shares of Common Stock held by such Funds. That Stockholders Agreement is incorporated by reference as Exhibit B to this Schedule 13D. Except as set forth in this
Schedule 13D, the Reporting Persons do



                                                             PAGE 19 OF 25 PAGES
not have any contracts, arrangements, understandings, or relationships with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.  Agreement Concerning Joint Filing of Schedule 13D.

         Exhibit B. Stockholders Agreement, dated January 16, 1996, by and among the Company, Fund V, Fund V-2, Fund VI and other stockholders of the Company (incorporated by reference from Form S-1 filed by National-Oilwell, Inc. on August 29, 1996, Registration Number 333-11051).


                                                             PAGE 20 OF 25 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Dated:  September 28, 1998.
                               FIRST RESERVE FUND V, LIMITED
                               PARTNERSHIP

                               By:  First Reserve Corporation,
                                      as General Partner



                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director





                               FIRST RESERVE FUND V-2, LIMITED
                               PARTNERSHIP

                               By:  First Reserve Corporation,
                                      as General Partner



                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director






                               FIRST RESERVE FUND VI, LIMITED
                               PARTNERSHIP

                               By:  First Reserve Corporation,
                                      as General Partner



                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director



                                                             PAGE 21 OF 25 PAGES

\
                               FIRST RESERVE FUND VII, LIMITED
                               PARTNERSHIP

                               By:  First Reserve GP VII, LP, as General Partner
                                    By:  First Reserve Corporation,
                                           as General Partner


                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director





                               FIRST RESERVE FUND VIII, LP

                               By:  First Reserve GP VIII, LP,
                                      as General Partner
                                    By:  First Reserve Corporation,
                                           as General Partner


                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director




                               FIRST RESERVE GP VII, LP

                               By:  First Reserve Corporation,
                                      as General Partner


                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director


                                                             PAGE 22 OF 25 PAGES

                               FIRST RESERVE GP VIII, LP

                               By:  First Reserve Corporation,
                                      as General Partner


                                     By: /s/ THOMAS R. DENISON
                                         --------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director





                                FIRST RESERVE CORPORATION


                                By:  /s/ THOMAS R. DENISON
                                     ------------------------------------------
                                     Name:  Thomas R. Denison
                                     Title: Managing Director



                                /s/ WILLIAM E. MACAULAY
                                ------------------------------------------
                                William E. Macaulay



                                /s/ JOHN A. HILL
                                ------------------------------------------
                                John A. Hill



                                                             PAGE 23 OF 25 PAGES

                                   Schedule I

         1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

                           Name and Position with
                           First Reserve Corporation
                           --------------------------

         William E. Macaulay
         Chairman and Chief Executive Officer, Managing Director and Director

         John A. Hill
         Vice-Chairman, Managing Director and Director

         David H. Kennedy
         Managing Director and Director

         Jonathan S. Linker
         Managing Director

         Thomas R. Denison
         Managing Director, General Counsel, and Assistant Secretary

         Cathleen M. Ellsworth
         Managing Director

         Elizabeth C. Foley
         Managing Director, Treasurer and Secretary

         Bruce M. Rothstein
         Managing Director

         Jennifer G. Kornfield
         Vice President and Controller

                                  EXHIBIT INDEX

     Exhibit                            Description                                          Page
     -------                            -----------                                          ----

        A          Agreement Concerning Joint Filing of Schedule 13D

        B Stockholders Agreement, dated January 16, 1996, by and among the Company, Fund V, Fund V-2, Fund VI and other stockholders of the Company (incorporated by reference from Form S-1 filed by National-Oilwell, Inc. on August 29, 1996, Registration
                   Number 333-11051)



                                                                   PAGE 25 OF 25